July 13, 2023

VIA EDGAR

Office of Trade & Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Gambling.com Group Ltd
Form 20-F for Fiscal Year Ended December 31, 2022
Filed March 23, 2023
File No. 001-40634

Ladies and Gentlemen:

This letter is in response to the comment letter, dated June 28, 2023, of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above-referenced filing for Gambling.com Group Limited (“Gambling.com Group” or the “Company”).

To assist your review, we have retyped the text of the Staff’s comments in italics below. References to the “Prior Response Letter” refer to the Company’s responses in the letter dated June 16, 2023, provided in response to the Staff’s initial comment letter, dated June 8, 2023 (the “Prior Staff Letter”).

Form 20-F for Fiscal Year Ended December 31, 2022

Business Overview, page 32

1.We note your response to comment one. Non-GAAP C&DI 102.12 applies to a financial measure or information that is not in accordance with GAAP (in your case IFRS) or calculated exclusively from amounts presented in accordance with GAAP (IFRS). Net income divided by revenue would be calculated exclusively from amounts presented in accordance with IFRS and, therefore, is not subject to C&DI 102.12 and is not prohibited. Please revise to provide disclosure of the most directly comparable IFRS measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. We do not object to you reconciling solely Adjusted EBITDA to net income.

Response:

The Company acknowledges the Staff’s comment to the Company’s response in the Prior Response Letter and will revise its future filings to provide disclosure of Net Income margin, Net Income being the Company’s most directly comparable IFRS measure to Adjusted EBITDA, with equal or greater prominence in the Company’s anticipated Report on Form 6-K reporting its financial results for the three- and six-month periods ended June 30, 2023, and subsequent reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023.

Item 5. Operating and Financial Review and Prospects
Results of Operations,
Revenues, page 45

2.We note your response to comment two. Please supplementally provide us quantification of the extent to which revenue recognized in each of the last three fiscal years results from referrals in that year or referrals from prior fiscal years.

Response:

The Company acknowledges the Staff’s comment to the Company’s response in the Prior Response Letter, and respectfully submits to the Staff that the Company has ultimately determined that it is not able to obtain the requested supplemental quantification without unreasonable effort because the Company does not maintain data of its periodic revenue split by the timing of specific referrals made.

Notes to Consolidated Financial Statements
Summary of Significant Accounting Policies
Revenue Recognition, page F-15

3.We note your response to comment three. Please revise your disclosure to include an explanation similar to that provided in your response.

Response:

The Company acknowledges the Staff’s comment to the Company’s response in the Prior Response Letter and will revise accordingly in the Company’s anticipated Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent annual reports.

Note 19. Operating Expenses
Sales and Marketing Expenses, page F-43

4.We note your response to comment six. You state external content costs are primarily associated with articles published on your websites. Given that you earn revenue from subscriptions, it is not clear from your response why such costs are not classified as cost of sales. Please advise.

Response:

The Company acknowledges the Staff’s comment to the Company’s response in the Prior Response Letter and respectfully informs the Staff that all costs are classified according to their nature and purpose, as follows:

With regards to the external content cost associated with the creation of articles that are published on the Company’s and its media partnership websites, we note that such content is made available free-of-charge to all website users. Its purpose is to attract visitors to the Company and its media partner’s websites. While such content may attract visitors who ultimately subscribe, no revenue is earned directly from the publication of such articles and such external costs are therefore classified as sales and marketing expense.

Conversely, costs are also incurred with respect to exclusive paid subscription content that provides more in-depth information to the subscriber, such as data analytics and tools for fantasy sports leagues. These costs include data fees, payment processing fees and hosting fees. Such costs are considered to be directly attributable to subscription revenue and are therefore classified as cost of sales.

In order to provide more clarity to readers of the financial statements on the nature of the costs that are classified as either cost of sales or sales and marketing expenses, the Company will enhance its accounting policy relating to cost of sales accordingly in the Company’s anticipated Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings, as follows:

“Cost of sales are costs considered directly attributable to the generation of revenue and include, in relation to the generation of performance marketing revenue, license fees incurred as part of agreements with media partners and, in relation to the generation of subscription revenue on certain websites of the Group, data purchases, payment processing fees and hosting fees. Such expenses are recognized as incurred. External content costs associated with the creation of articles that are published on the Company’s and its media partnership websites and made available free-of-charge to all website users are not considered costs of sales as no revenue is earned directly from the publication of such articles.”

Please contact the undersigned at (415) 238-6232 with any questions or comments you may have regarding this letter.

Sincerely yours,

/s/ Michael J. Stein

Michael J. Stein
Vice President, General Counsel

cc:	Charles Gillespie, Chief Executive Officer, Gambling.com Group Limited
Elias Mark, Chief Financial Officer, Gambling.com Group Limited
Joe Lucey, Partner, BDO LLP

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